Mail Stop 4561

October 30, 2008

David M. Kavanagh
Chief Executive Officer
555 West Jackson Blvd, Suite 600
Chicago, IL 60661

>   **Re: Grant Park Futures Fund Limited Partnership**
>   **Form 10-K for Year Ended December 31, 2007**
>   **Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008**
>   **File No. 000-50316**

Dear Mr. Kavanagh:

We have reviewed your response letter dated October 16, 2008, and have the following additional comment.

Form 10-K

Grant Park Futures Fund Limited Partnership

Note 1 Nature of Business and Significant Accounting Policies

Organization and offering costs, page F-12

1.   We have read and considered your response to comment one. Explain to us how you have analyzed SAB 99 in concluding that the effect of the difference in accounting for these offering costs as a charge to partners' capital as opposed to charging to as an expense was not material to previously filed financial statements.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant